February 16, 2011

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Registration Statement on Form F-4

Registration Number 333-171381

Schedule 13E-3

File No. 1-150204

Dear Ms. Duru:

On behalf of Novartis AG (“Novartis”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated February 15, 2011 (the “Comment Letter”), regarding the Amendment No. 1 to the Registration Statement on Form F-4 of Novartis (the “Registration Statement”) and Amendment No. 1 to the Schedule 13E-3 of Novartis (the “Schedule 13E-3”), each filed on February 2, 2011.

This letter, Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) are being filed with the Commission electronically via EDGAR today.  These amendments reflect the responses to the comments of the Staff as set forth in the Comment Letter.  In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of the Amended Registration Statement and the Amended Schedule 13E-3, each marked to indicate changes from the Registration Statement and Schedule 13E-3, respectively, filed on February 2, 2011.

Schedule 13e-3

General

1.                                      We note the statement in response to prior comment 1 that Dr. Vasella was not involved in any deliberations with the Alcon Board regarding the transaction.  Please clarify this statement in your disclosure and supplement the discussion in the background section to more clearly describe Dr. Vasella’s involvement in deliberations with other members of the Novartis Board or his deliberations on behalf of the Novartis Board regarding the current proposed transaction.

Response:

We have complied with this comment.  Please see pages 35, 36 and 50 under “Special Factors—Background of the Merger”, including the sentence beginning with “Following the discussion…” in the paragraph beginning “On December 14, 2010, the Alcon Board...” on page 50.

2.                                      We note your response to prior comment 2.  As done in your response, please revise your disclosure in the background discussion to more clearly identify the meetings and deliberations involving Mr. Buehler.  Further, please update your disclosure as may be appropriate to discuss the terms of any compensatory arrangements negotiated.  If unknown, please revise to state whether Novartis expects the compensation offered to Mr Buehler to materially deviate from Mr. Buehler’s current compensatory package and if so, how.

Response:

We have complied with this comment.  Please see “Special Factors—Background of the Merger” for the paragraph on page 35 beginning with “Following the Novartis Board meeting…” and the last sentence of the paragraph on page 49 beginning with “On November 25, 2010…”.

Selected Historical Financial Data, page 25

3.                                      We partially reissue prior comment 10.  Revise to specify the ratio of earnings to fixed charges.  The cross reference to Item 503 of Regulation S-K does not eliminate the requirement to provide such disclosure in the context of a going private transaction.

Response:

We have complied with this comment.  We have added the line item “Ratio of earnings to fixed charges” to “Income Statement Data” in “Selected IFRS Historical Consolidated Financial Data of Novartis” on page 26; “Income Statement Data” in “Selected US GAAP Historical Consolidated Financial Data of Alcon” on page 28; and “Income Statement Data” in “Selected Unaudited IFRS Pro Forma Condensed Combined Income Statement Data” on page 29.

Background of the Merger, page 34

4.                                      We partially reissue prior comment 11.  Please supplement your disclosure to describe in greater detail each meeting held and/or discussion amongst the Novartis Board members.

For example, describe who was present at the December 1, 2009 meeting and exactly what was discussed.  Please specify any of the investment and “strategic options” discussed.  In this regard, given that the Board approved both the exercise of the call option and the acquisition of the remaining Alcon shares on January 2, 2010, disclose when the decisions to take such actions were discussed and the pros and cons, if any, discussed at that time.

Response:

We have complied with this comment.  Please see the fifth, sixth and seventh paragraphs of “Special Factors—Background of the Merger” on page 35.

5.                                      Further to our comment above.  While you have set forth the rationale for the chosen structure, please revise to discuss any meetings of the Novartis Board in which the structure or any alternative was first presented and who presented the structure and/or alternatives (i.e., financial advisors, members of the Board).  Expand upon any discussions the Novartis Board had regarding the fairness of the proposed structure to Alcon minority shareholders both prior to the January 3, 2010 letter being sent and after receipt of the responses by the Independent Committee to the Alcon Board received thereafter.  Please refer also to our subsequent comment 8 below.

Response:

We have complied with this comment.  Please see the fifth, sixth and seventh paragraphs of “Special Factors—Background of the Merger” on page 35, the paragraph on page 47 beginning “On August 25, 2010 and in connection with...” and the paragraph on page 48 beginning with “On October 20, 2010, the Novartis Board...”

6.                                      Please supplement disclosure on page 35 to address the meetings at which the exchange ratio was first discussed.  Please clarify further how the analyses and methodologies the Board considered resulted in the decision to offer an exchange ratio of 2.8.  Clarify whether the Board considered any particular analyses as indicative of the appropriateness of the ratio.

Response:

We have complied with this comment.  Please see the eighth paragraph of “Special Factors—Background of the Merger” on page 35.

7.                                      Your revised disclosure states that the Board did not consider proposing an exchange ratio greater than 2.8.  Please clarify and supplement your disclosure to address whether an exchange ratio of greater than 2.8 was discussed, even if the Board ultimately considered proposing only a ratio of 2.8.  If so, revise to indicate the ratio(s) discussed and the reason(s) for rejection.

Response:

We have complied with this comment.  Please see the ninth paragraph of “Special Factors—Background of the Merger” on page 35.

8.                                      We partially reissue bullet point 6 of prior comment 11.  The revised disclosure does not include sufficient discussion of the material aspects of the opinions provided and the parties’ considerations thereof.  Please revise your disclosure accordingly.

Response:

We have complied with this comment.  Please see “Special Factors—Background of the Merger” for the paragraph on page 43 beginning with “On March 8, 2010…”, the paragraph on page 46 beginning with “On June 28, 2010…”, the paragraph on page 47 beginning “On July 1, 2010…” and the three paragraphs on page 48 beginning with “On September 30, 2010…” and ending in “…or any other opinion”.

9.                                      We refer to your response to prior comment 12.  Please provide supplementally an English translation of the opinions referenced.  We may have further comment.

Response:

We have elected to file the Swiss legal opinions as exhibits to the Schedule 13E-3.

10.                               We note your response to prior comment 15 and the disclosure you reference.  Explain in greater detail why the timing was opportune.  Describe any other factors considered by the Novartis Board that resulted in the Board’s decision to exercise the option at the earliest possible date.  In addition, while we note the Novartis Board’s assertion of unending speculation in the market, the basis for the Board’s conclusion that the speculation would not have benefited anyone is not apparent.  Please further clarify your disclosure and set forth the basis for the conclusions asserted.

Response:

We have complied with this comment.  Please see the twelfth paragraph of “Special Factors—Background of the Merger” on page 36.

11.                               We partially reissue prior comment 22.  Please revise this section to include disclosure stating that the safe harbour provisions in the Form 20-F that you incorporate by reference do not apply to any forward-looking statements the company is making in connection with the going private transactions.

Response:

We have complied with this comment.  Please see “Forward-Looking Statements” on page 99 for the additional sentence beginning with “The safe harbor provisions…”

Please contact the undersigned at (212) 610-6366 should you require further information or have any questions.

Sincerely,

/s/ Eric S. Shube

Eric S. Shube